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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*


                               NEON Systems, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   6400509105
-----------------------------------------------------------------------------
                               (CUSIP Number)

                          December 31, 1999 Form 10-Q
-----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
   Schedule is Filed:

   [ ] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [X] Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 6400509105                      13G                  Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Peter Schaeffer
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [ ]

      (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     591,335
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                      591,335
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      591,335*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      6.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------


* As of March 5, 1999, the date of the Issuer's initial public offering of its common stock, Mr. Schaeffer beneficially owned 2,065,835 shares of common stock, or 23.9% of the shares outstanding following completion of the offering. Since that time, Mr. Schaeffer has sold from time to time 1,474,500 of such shares, including a private sale of 1,000,000 shares on April 15, 2000.

                                          13G                  Page 3 of 5 Pages


Item 1.    (a).    Name of Issuer:

                   NEON Systems, Inc.


           (b).    Address of Issuer's Principal Executive Offices:

                   14100 Southwest Freeway,
                   Suite 500
                   Sugar Land, TX 77478

Item 2.    (a).    Name of Person Filing:

                   Peter Schaeffer


           (b).    Address of Principal Business Office or, if none, Residence:

                   14100 Southwest Freeway,
                   Suite 500
                   Sugar Land, TX 77478

           (c).    Citizenship

                   USA

           (d).    Title of Class of Securities:

                   Common Stock


           (e).    CUSIP Number:

                   6400509105

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
           (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                   U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                                          13G                  Page 4 of 5 Pages


           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.            Ownership.

           (a).    Amount Beneficially Owned:

                   591,335

           (b).    Percent of Class:

                   6.6%

           (c).    Number of shares as to which the person has:

                   (i)      Sole power to vote or to direct the vote 591,335.

                   (ii)     Shared power to vote or to direct the vote 0.

                   (iii) Sole power to dispose or to direct the disposition of 591,335.

                   (iv) Shared power to dispose or to direct the disposition of 0.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Rule 13d3(d)(1).


Item 5.      Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

INSTRUCTION: Dissolution of a group requires a response to this item.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

If any other person is know to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment COmpany Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is nor required.

                                          13G                  Page 5 of 5 Pages


Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

If parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 8.      Identification and Classification of Members of the Group:

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.      Notice of Dissolution of Group:

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transaction sin the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Item 10.     Certification:


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                               May 2, 2000
                                               ------------------------
                                               Date:

                                               /s/ Peter Schaeffer
                                               ------------------------
                                               Signature:

                                               Peter Schaeffer
                                               ------------------------
                                               Name/Title: